Filed pursuant to Rule 424(b)(7)
Registration No: 333-162959
333-162959-01

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated November 6, 2009)

$172,500,000

Rayonier TRS Holdings Inc.

4.50% Senior Exchangeable Notes due 2015

Unconditionally Guaranteed by Rayonier Inc.

This prospectus supplement, which supplements the prospectus filed by Rayonier TRS Holdings Inc. (the “Company”) and Rayonier Inc. (“Rayonier”) on November 6, 2009, will be used by selling security holders to resell the notes and the common shares issuable upon the exchange of the notes. You should read this prospectus supplement in conjunction with the related prospectus which is to be delivered by selling security holders to prospective purchasers along with this prospectus supplement.

You should read and rely only on the information contained in the prospectus supplement and the related prospectus, together with those documents incorporated by reference, as described on pages 57 and 58 of the related prospectus under “Incorporation of Certain Documents By Reference.” Neither the Company, Rayonier nor any selling security holder has authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The selling security holders are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. Neither this prospectus supplement nor the related prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the related prospectus is accurate as of any date other than the date on the front cover of the respective document.

You should consider the risks described in “Risk Factors” beginning on page 7 of the related prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 14, 2010

SELLING SECURITY HOLDERS

The information set forth in the following table modifies and supplements the information set forth in the table appearing under the heading “Selling Security Holders” in the related prospectus. The information is based on information provided to the Company and Rayonier by or on behalf of the selling security holders on or prior to July 14, 2010 and has not been independently verified by the Company or Rayonier. Since the date on which each selling security holder identified below provided this information, any of these selling security holders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to the prospectus to which this prospectus supplement relates. The selling security holders may from time to time offer and sell pursuant to the prospectus or supplements thereto any or all of the securities. Because the selling security holders are not obligated to sell securities, the Company cannot estimate the amount of the notes or how many of Rayonier’s common shares the selling security holders will hold upon consummation of any such sales. Information about other selling security holders, if any, will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.

	Amount of Notes Beneficially Owned ($)	Percentage of Notes Beneficially Owned	Amount of Notes to Be Sold ($)(1)	Number of Rayonier Common Shares Beneficially Owned (2)	Number of Rayonier Common Shares That May Be Sold (1)(2)	Number of Rayonier Common Shares Upon Completion of Offering (1)
Advent Global Phoenix High Grade Convertible Fund(3)	1,180,000	*	1,180,000	23,488	23,488	—
American Family Mutual Insurance Company(3)(4)	3,665,000	2.1%	3,665,000	72,953	72,953	—
CA State Automobile Association Inter-Insurance Bureau(5)	400,000	*	400,000	7,962	7,962	—
CSAA IIB AutoBank Retirement Plan(5)	200,000	*	200,000	3,981	3,981	—
DeKalb County Pension Board(5)	250,000	*	250,000	4,976	4,976	—
The Doctors Company Insurance Group(5)	300,000	*	300,000	5,971	5,971	—
FFVA Mutual Insurance Company(3)(6)	112,000	*	112,000	2,229	2,229	—
Georgetown University(3)	200,000	*	200,000	3,981	3,981	—
HFR CA Opportunity Master Trust Fund(3)(7)	66,000	*	66,000	1,313	1,313	—
Indiana Lumbermans Mutual Insurance Company(3)	100,000	*	100,000	1,990	1,990	—
Insurance Australia Group(3)	1,300,000	*	1,300,000	25,877	25,877	—
JABCAP Multi Strategy Master Fund Limited(8)	10,000,000	5.8%	10,000,000	199,055	199,055	—
Man Umbrella SICAV(9)	1,250,000	*	1,250,000	24,881	24,881	—
New York City Employee’s Retirement System(5)	600,000	*	600,000	11,943	11,943	—
New York City Fire Department Pension Fund, Sub-Chapter 2(5)	150,000	*	150,000	2,985	2,985	—
New York City Police Pension Fund, Sub-Chapter 2(5)	300,000	*	300,000	5,971	5,971	—
Pension, Hospitalization Benefit Plan of the Electrical Ind. Pen. Ind.(5)	625,000	*	625,000	12,440	12,440	—
The Police and Fire Retirement System of the City of Detroit(3)(10)	305,000	*	305,000	6,071	6,071	—
Suzuka Inka Annapurna(3)	1,600,000	*	1,600,000	31,848	31,848	—
Teacher’s Retirement System for the City of New York(5)	400,000	*	400,000	7,962	7,962	—
Trustmark Insurance Company(3)(11)	245,000	*	245,000	4,876	4,876	—

*	Less than 1%.

S-1

(1)	Because a selling security holder may sell all or a portion of the notes and Rayonier common shares issuable upon exchange of the notes pursuant to this prospectus supplement, an estimate cannot be given as to the number or percentage of notes and Rayonier common shares that the selling security holder will hold upon termination of any sales. The information presented assumes that all of the selling security holders will fully exchange the notes for cash and Rayonier common shares and that the selling security holders will sell all Rayonier common shares that they received pursuant to such exchange.

(2)	Includes the number of Rayonier common shares issuable upon exchange of all of that particular security holder’s notes at the initial exchange rate of 19.9055 shares per $1,000 principal amount of the notes, without giving effect to any cash that will be issued in lieu thereof as described under “Description of the Notes—Exchange of Notes—Settlement Upon Exchange.” This exchange rate is subject to adjustment as described in the related prospectus under “Description of the Notes—Exchange of Notes—Exchange Rate Adjustments.” Accordingly, the number of Rayonier common shares to be sold may increase or decrease from time to time. Fractional shares will not be issued upon exchange of the notes. Cash will be paid instead of fractional shares, if any.

(3)	Tracy V. Maitland of Advent Capital Management LLC has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by Advent Global Phoenix High Grade Convertible Fund, American Family Mutual Insurance Company, The Police and Fire Retirement System of the City of Detroit, FFVA Mutual Insurance Company, Georgetown University, HFR CA Opportunity Master Trust Fund, Indiana Lumbermans Mutual Insurance Company, Insurance Australia Group, Suzuka Inka Annapurna and Trustmark Insurance Company.

(4)	We have been advised that American Family Mutual Insurance Company currently holds $3,665,000 aggregate principal amount of notes, which amount includes $2,930,000 aggregate principal amount of notes that was included under “Selling Security Holders” in the related prospectus.

(5)	Christopher Towle of Lord, Abbett & Co. LLC has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by CA State Automobile Association Inter-Insurance Bureau, CSAA IIB AutoBank Retirement Plan, DeKalb County Pension Board, The Doctors Company Insurance Group, New York City Employee’s Retirement System, New York City Fire Department Pension Fund, Sub-Chapter 2, New York City Police Pension Fund, Sub-Chapter 2, Pension, Hospitalization Benefit Plan of the Electrical Ind. Pen. Ind. and Teacher’s Retirement System for the City of New York.

(6)	We have been advised that FFVA Mutual Insurance Company currently holds $112,000 aggregate principal amount of notes, which amount includes $92,000 aggregate principal amount of notes that was included under “Selling Security Holders” in the related prospectus.

(7)	We have been advised that HFR CA Opportunity Master Trust Fund currently holds $66,000 aggregate principal amount of notes, which amount includes $64,000 aggregate principal amount of notes that was included under “Selling Security Holders” in the related prospectus.

(8)	Philippe Jabre of Jabre Capital Partners SA has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by JABCAP Multi Strategy Master Fund Limited.

(9)	The Man Umbrella SICAV has indicated that it currently holds $1,250,000 aggregate principal amount of notes, which amount includes $500,000 aggregate principal amount of notes that was included under “Selling Security Holders” in the related prospectus. The Man Umbrella SICAV, formerly known as RMF Umbrella SICAV, is a self contained open ended Investment Fund founded under Luxembourg law. It has no management company or single controlling shareholder. The fund issues shares of equal value and equal voting power. It is controlled by all of its shareholders.

(10)	We have been advised that The Police and Fire Retirement System of the City of Detroit currently holds $305,000 aggregate principal amount of notes, which amount includes $255,000 aggregate principal amount of notes that was included under “Selling Security Holders” in the related prospectus.

(11)	We have been advised that Trustmark Insurance Company currently holds $245,000 aggregate principal amount of notes, which amount includes $215,000 aggregate principal amount of notes that was included under “Selling Security Holders” in the related prospectus.

        Selling security holders who are registered broker-dealers are “underwriters” within the meaning of the Securities Act of 1933. In addition, selling security holders who are affiliates of registered broker-dealers are “underwriters” within the meaning of the Securities Act of 1933 if such selling security holder (a) did not acquire its notes or underlying shares of Rayonier common stock in the ordinary course of business or (b) had an agreement or understanding, directly or indirectly, with any person to distribute the notes or underlying shares of common stock. To the Company’s and Rayonier’s knowledge, no selling security holder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

S-2

Rayonier TRS Holdings Inc.